                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.4)

                          HITOX CORPORATION OF AMERICA
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    433658101
                                    ---------
                                 (CUSIP Number)

                                 John S. Daniels
                                 Attorney at Law
                        7502 Greenville Avenue, Suite 500
                               Dallas, Texas 75231
                                 (214) 890-4002
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 14, 2000
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 433658101

(1)      Names of reporting persons
         S.S. or I.R.S. Identification Nos. of above persons

         Megamin Ventures Sdn Bhd
(2)      Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
(3)      SEC use only

(4)      Source of funds

         WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
                                                                             [ ]

(6)      Citizenship or place of organization

         Malaysia
Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power

         0
(8)      Shared voting power

         1,853,000
(9)      Sole dispositive power

         1,853,000
(10)     Shared dispositive power

         0
(11)     Aggregate amount beneficially owned by each reporting person

         1,853,000
(12)     Check if the aggregate amount in Row (11) excludes certain shares
                                                                             [ ]

(13)     Percent of class represented by amount in Row (11)

         35.1%
(14)     Type of reporting person

         CO



                                       2

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CUSIP No. 433658101

(1)      Names of reporting persons
         S.S. or I.R.S. Identification Nos. of above persons

         Lim Keng Kay
(2)      Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
(3)      SEC use only

(4)      Source of funds

         WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
                                                                             [ ]
(6)      Citizenship or place of organization

         Malaysia
Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power

         0
(8)      Shared voting power

         0
(9)      Sole dispositive power

         0
(10)     Shared dispositive power

         0
(11)     Aggregate amount beneficially owned by each reporting person

         1,853,000
(12)     Check if the aggregate amount in Row (11) excludes certain shares
                                                                             [ ]

(13)     Percent of class represented by amount in Row (11)

         35.1%
(14)     Type of reporting person

         IN


                                       3

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CUSIP No. 433658101

(1)      Names of reporting persons
         S.S. or I.R.S. Identification Nos. of above persons

         Christopher J. McGougan
(2)      Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
(3)      SEC use only

(4)      Source of funds

         WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
                                                                             [ ]

(6)      Citizenship or place of organization

         United Kingdom
Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power

         0
(8)      Shared voting power

         1,363,000
(9)      Sole dispositive power

         0
(10)     Shared dispositive power

         40,000
(11)     Aggregate amount beneficially owned by each reporting person

         40,000
(12)     Check if the aggregate amount in Row (11) excludes certain shares
                                                                             [X]

(13)     Percent of class represented by amount in Row (11)

         <0.1%
(14)     Type of reporting person

         IN


                                       4

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CUSIP No. 433658101

(1)      Names of reporting persons
         S.S. or I.R.S. Identification Nos. of above persons

         Lim Si Boon
(2)      Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
(3)      SEC use only

(4)      Source of funds

         WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
                                                                             [ ]
(6)      Citizenship or place of organization

         Malaysia
Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power

         0
(8)      Shared voting power

         500,000
(9)      Sole dispositive power

         0
(10)     Shared dispositive power

         0
(11)     Aggregate amount beneficially owned by each reporting person

         0
(12)     Check if the aggregate amount in Row (11) excludes certain shares
                                                                             [X]

(13)     Percent of class represented by amount in Row (11)

         0 %
(14)     Type of reporting person
         IN

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         The Schedule 13D filed on June 29, 1996, as previously amended
(collectively, the "Prior Statement") is hereby amended as set forth in this Amendment No. 4. Except as otherwise indicated, capitalized terms which are used but not defined herein shall have the meanings ascribed in the Prior Statement.

Item 1.  Security and Issuer.

         No modification.

Item 2.  Identity and Background.

         The purposes of this Amendment are (i) to report the acquisition by Megamin Ventures Sdn Bhd ("Megamin") of an additional 500,000 shares of common stock; (ii) to reflect that Chong Wai Lin, Choong Lee Chong and Teoh Lay Hock (who are directors of Megamin and have been identified in previous filings as Reporting Persons) should not be considered as Reporting Persons; (iii) to add Christopher J. McGougan and Lim Si Boon as Reporting Persons.

         The additional 500,000 shares acquired by Megamin (the "Additional Shares") were part of the consideration payable to Megamin in a transaction consummated on March 14, 2000 and reported by the Issuer in a Form 8-K filed on March 16, 2000, in which the Issuer acquired from Megamin all of the outstanding capital stock of Megamin's subsidiary, Malaysian Titanium Corporation Sdn Bhd ("MTC"). Pursuant to the terms and conditions of a Purchase and Sale Agreement (the "Sale Agreement"), Megamin also received cash consideration of $3,775,000 and the obligation of the Issuer to pay an aggregate of approximately $1,050,000 in four equal semi-annual payments beginning July 1, 2000. The Additional Shares were acquired by Megamin for its own account, were not registered under the Securities Act of 1933, and are "restricted securities."

Item 3.  Source and Amount of Funds or Other Consideration.

         The Additional Shares were acquired as part of the consideration for the sale by Megamin of all of the outstanding shares of capital stock of MTC, the only consideration paid by Megamin in the transaction.

Item 4.  Purpose of Transaction.

         The purpose of the transaction described above was to transfer ownership and control of MTC from Megamin to the Issuer, for the consideration and on the terms and conditions set forth in the Sale Agreement.

         Prior to the sale of MTC and the acquisition of the Additional Shares, Megamin had the contractual right to designate one member of the Board of Directors of the Issuer, and Mr. McGougan was so designated. The Sale Agreement entitles Megamin to designate an additional director; Mr. Lim Si Boon has been so designated.




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Item 5. Interest in Securities of Issuer.

         Of the 1,363,000 Shares as to which Mr. McGougan is reported as having the shared power to vote, 10,000 are owned jointly with his wife, with whom he shares the power to vote and to dispose such Shares; 1,353,000 are owned by Megamin, and Mr. McGougan has a proxy to vote such shares. Mr. McGougan disclaims beneficial ownership of the shares owned by Megamin. Mr. McGougan also has options exercisable within the next sixty days to acquire 30,000 Shares.

         The 500,000 Shares as to which Mr. Lim Si Boon is reported as having the shared power to vote are owned by Megamin. Mr. Lim Si Boon has a proxy to vote such Shares and disclaims beneficial ownership of them.

         Megamin, Mr. Lim Keng Kay and Mr. Lim Si Boon disclaim beneficial ownership of the 10,000 Shares owned by Mr. McGougan and the 30,000 Shares subject to options held by Mr. McGougan.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See the Joint Filing Agreement which is attached as Exhibit 2 hereto.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Purchase and Sale agreement between Hitox Corporation of America and Megamin Ventures Sdn Bhd (incorporated by reference to Exhibit 2.1 to the Report on Form 8-K filed on March 16, 2000 by Hitox Corporation of America).

         Exhibit 2:        Joint Filing Agreement.

         Exhibit 3:        Power of Attorney (Megamin Ventures Sdn Bhd).

         Exhibit 4:        Power of Attorney (Lim Keng Kay).

         Exhibit 5:        Power of Attorney (Lim Si Boon).




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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: March 31, 2000                        Lim Keng Kay


                                            /s/ Lim Keng Kay
                                            ------------------------------------
                                            By: /s/ Christopher J. McGougan
                                               ---------------------------------
                                               Christopher J. McGougan,
                                               Attorney in fact


Date: March 31, 2000                        MEGAMIN VENTURES Sdn Bhd


                                            By: /s/ Christopher J. McGougan
                                               ---------------------------------
                                               Christopher J. McGougan,
                                               Attorney in fact



Date: March 31, 2000                            /s/ Christopher J. McGougan
                                            ------------------------------------
                                                Christopher J. McGougan



Date: March 31, 2000                        Lim Si Boon


                                            /s/ Lim Si Boon
                                            ------------------------------------
                                            By:  /s/ Christopher J. McGougan
                                               ---------------------------------
                                               Christopher J. McGougan,
                                               Attorney in fact



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                                INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

Exhibit 1:        Purchase and Sale agreement between Hitox
                  Corporation of America and Megamin Ventures Sdn Bhd
                  (incorporated by reference to Exhibit 2.1 to the Report on Form 8-K filed on March 16, 2000 by Hitox
                  Corporation of America).

Exhibit 2:        Joint Filing Agreement.

Exhibit 3:        Power of Attorney (Megamin Ventures Sdn Bhd).

Exhibit 4:        Power of Attorney (Lim Keng Kay).

Exhibit 5:        Power of Attorney (Lim Si Boon).